Lisa Proch Talcott Resolution Life Ins. Co.* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-791-0286 lisa.proch@talcottresolution.com * As administrator for the Registrants

April 16, 2021

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Union Security Insurance Company ("Registrant"):
File No. 333-255246    EmPower    Accession Number: 0001628280-21-006995
File No. 333-255248    Masters     Accession Number: 0001628280-21-007004
             Masters+
File No. 333-255257    Triple Crown     Accession Number: 0001628280-21-007016
File No. 333-255252    TD Waterhouse    Accession Number: 0001628280-21-007009

Union Security Life Insurance Company of New York ("Registrant"):
File No. 333-255243    Masters        Accession Number: 0001628280-21-007001
File No. 333-255256    TD Waterhouse    Accession Number: 0001628280-21-007021

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Talcott Resolution Life Insurance Company, hereby requests that the registration statements referenced above and electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 3, 2021, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

Registrants hereby acknowledge that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Union Security Insurance Company

By: Tammy L. Schultz*	*By: /s/ Lisa Proch
Tammy L. Schultz, Chairman, President	Lisa Proch, Attorney-in-fact
and Chief Executive Officer

Union Security Life Insurance Company of New York

By: Paula M. SeGuin*	*By: /s/ Lisa Proch
Paula M. SeGuin, Chairman of the Board,	Lisa Proch, Attorney-in-fact
Chief Executive Officer, President,
Director

Talcott Resolution Distribution Company

By: /s/ Christopher S. Conner
Christopher S. Conner, Chief Compliance Officer,
Secretary, Privacy Officer and Operations Principal,
Anti-Money Laundering Officer